UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

Karat Packaging Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Common Stock - 48563L101

(CUSIP Number)

Marvin Cheng

Karat Packaging Inc.

6185 Kimball Avenue
Chino, CA 91708

(626) 965-8882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2021

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 48563L101	Page 2 of 5

1.	NAMES OF REPORTING PERSONS Marvin Cheng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	7,327,903 shares of Common Stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	7,327,903 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,327,903 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.17% of Common Stock(1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 19,714,500 shares of the Company's Common Stock outstanding as of October 5, 2021.

CUSIP Nos. 48563L101	Page 3 of 5

Item 1. Security and Issuer.

This Schedule 13D is filed by Marvin Cheng (the “Reporting Person”) with respect to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Karat Packaging Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6185 Kimball Avenue, Chino, CA 91708.

Item 2. Identity and Background.

This Schedule 13D is being filed on behalf of Marvin Cheng, an individual residing in the State of California.

The principal business address of the Reporting Person is 6185 Kimball Avenue, Chino, CA 91708. Mr. Cheng's principal occupation is Vice President – Manufacturing and Secretary of the Issuer. Mr. Cheng is a United States citizens.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the Issuer's initial public offering ("IPO"), Marvin Cheng owned 7,327,498 shares of Common Stock. On April 14, 2021, in connection with the closing of the IPO, Marvin Cheng held 7,327,498 shares of Common Stock.

On April 19, 2021, Marvin Cheng purchased 100 shares of Common Stock at a price of $18.05 per share and Marvin Cheng’s daughter purchased 5 shares of Common Stock at a price of $18.08 per share.

On April 21, 2021, Marvin Cheng purchased 100 shares of Common Stock at a price of $18.37 per share.

On May 6, 2021, Marvin Cheng purchased 200 shares of Common Stock at a price of $16.92 per share.

Item 4. Purpose of Transaction.

The Reporting Person does not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owners of 7,327,903 shares of Common Stock of the Issuer, representing 37.17% of the Issuer’s issued and outstanding shares of Common Stock. The percentage of beneficial ownership is based upon 19,714,500 shares of Common Stock outstanding as of

October 5, 2021.

(b) The information contained on the cover page to this Schedule 13D is incorporated herein by reference.

CUSIP Nos. 48563L101	Page 4 of 5

(c) Transactions in the Issuer’s securities effected by the Reporting Person during the past sixty days:

None.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

None.

CUSIP Nos. 48563L101	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2021	By:	/s/ Marvin Cheng
Marvin Cheng